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                                                                     EXHIBIT 4.4


[LETTERHEAD] BARNETT


August 1, 1997


Dr. Terek Diasti
Chairman of the Board
Coast Dental Services, Inc.
6200 Courtney Campbell Causeway, Suite 690
Tampa, FL 33607


Dear Terek:

Barnett Bank, N.A. - Tampa (the "Bank") is pleased to offer the following credit facility to Coast Dental Services, Inc. (the "Borrower"), subject to the following terms and conditions:

Borrower:         Coast Dental Services, Inc.

Amount: $15,000,000.00 (Renewal and increase of existing Commercial Revolving Line of Credit).

Type of Facility: Commercial Revolving Line of Credit.

Maturity:         April 30, 1999.

Repayment:        Monthly payments of accrued interest; principal payable at maturity.

Rate: At the election of the Borrower, Barnett Bank's Prime rate, floating daily or LIBOR options as follows:

                           Total Liab./EBITDA         LIBOR +
                           ------------------         -------
                                <1:1                   1.50%
                            from 1:1 to 1.5:1          1.75%
                            from 1.5:1 to 2:1          2.00%

                  EBITDA shall be defined as Earnings Before Interest, Taxes, Depreciation and Amortization.

Fees: $27,500.00 Loan Processing fee, $13,750.00 due upon acceptance of commitment, $13,750.00 due at closing; plus 1/4% p.a. non-usage fee billed quarterly.
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Dr. Terek Diasti
August 1, 1997
Page Two


Prepayment:                Prepayment is permitted at any time without penalty
                           on Prime rate loans. LIBOR based loans will be subject to customary LIBOR breakage indemnity.

Collateral:                Blanket first lien on all corporate assets,
                           including accounts receivable, inventory, contract rights, equipment and furnishings.

OTHER REQUIREMENTS AND CONDITIONS

Contingency:               This commitment is contingent upon successful
                           completion of Borrower's Secondary Public Offering with a minimum of $25,000,000 net proceeds raised no later than December 31, 1997.

Use of Proceeds:           Draws to be used solely for building new, expanding
                           existing or acquiring existing dental offices within the Southeastern U.S. (Alabama, Tennessee, North and
                           South Carolina, Georgia and Florida).

Services and
Support Agreement:         Borrower will not modify, amend, or waive any
                           provisions of the Services and Support Agreement between it and Coast Florida, P.A. without the prior written consent of Bank. Borrower agrees that it will fully enforce all terms and conditions of the Agreement and will notify the Bank immediately in the event of any breach of the Agreement by Coast
                           Florida, P.A. Borrower will not enter into any other
                           Services and Support Agreements without the prior written consent of the Bank. Any such new Agreements will be subject to the same restrictions. Bank is aware that Borrower intends to enter into Services and Support Agreements with Coast Southeast, P.A.
                           and Coast Specialty, P.A. Bank will consider granting its consent upon receipt and satisfactory review of these Agreements.

Hazard Insurance:          Borrower will maintain hazard insurance in an amount
                           acceptable to Bank on its inventory, equipment and furnishings naming Bank as loss payee and will furnish evidence of said coverage to Bank.

Financial Statements:      Borrower will provide a copy of its annual audited
                           financial statements within 120 days of its fiscal year end. Borrower will also provide copies of its quarterly interim financial statements within 45 days after each quarter end. Borrower will provide copies of all documents filed with the SEC immediately after filing.
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Dr. Terek Diasti
August 1, 1997
Page Three


Financial Covenants:  Borrower's Tangible Net worth shall not be less than
                      $18,000,000 at any time.

                      Borrower's Net Earnings after Taxes shall not be less than 10% of Net Revenues, tested annually.

                      As of each fiscal quarter, Borrower's Debt Service Coverage ratio shall not be less than 4:1, defined as the ratio of EBITDA to Interest Expense plus Current Maturities of Long Term Debt plus Dividends plus
                      Current Maturities of Capital Leases, as measured on a rolling four quarter basis. The one time $643,000 dividend paid in 1997 will be excluded when calculating this ratio.

                      As of each fiscal quarter, Borrower's Leverage ratio shall not exceed 1.0:1. Leverage ratio shall be defined as Total Liabilities divided by Tangible Net Worth.

                      Borrower will not acquire more than $5,000,000 in dental offices in any one transaction or more than $8,000,000 in aggregate per quarter without prior Bank consent. No default or event of default shall exist both before and after giving effect to any acquisition.

                      Total Liabilities/EBITDA shall not exceed 2:1 at any time.


Expenses:             All costs and expenses incidental to closing the loan
                      shall be paid by the borrower. These costs include but are not limited to documentary stamps, intangible taxes, recording fees, and any legal fees that may be charged relative to this loan.

This loan will be governed by a loan agreement to include certain representations and warranties, conditions precedent, affirmative covenants, negative covenants and events of default. Bank's obligation to lend will arise only upon the preparation, execution and delivery of documentation satisfactory in form and substance to the Bank, including, but not limited to the terms set forth above.















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Dr. Terek Diasti
August 1, 1997
Page Four



Thank you for this opportunity to further enhance the relationship between Coast Dental Services and Barnett. If this commitment is acceptable, please sign below and return a copy of this letter along with your check for $13,750.00 to me at your earliest convenience. If you have any questions or would like to discuss this matter further, please do not hesitate to call me at 225-8558.

Sincerely,

/s/ Stephen F. Young
----------------------------
Stephen F. Young
Vice President


Accepted:

Coast Dental Services, Inc.


By: /s/ Terek Diasti
  --------------------------
        Terek Diasti